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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Momentum Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Second Street, Suite 1275
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Tedesco **(415) 738-7739**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270	**Walnut Creek**	**California**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael J. Tedesco**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Momentum Capital Markets, LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MANUEL JAY SANTANA
Notary Public
for the State of Montana
Residing at:
Bozeman, Montana
My Commission Expires:
February 10, 2025

NOTARIAL SEAL — MANUEL JAY SANTANA — STATE OF MONTANA

M Tedesco
Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOMENTUM CAPITAL MARKETS, LLC

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Momentum Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Momentum Capital Markets, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Momentum Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Momentum Capital Markets, LLC's management. Our responsibility is to express an opinion on Momentum Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Momentum Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I-II have been subjected to audit procedures performed in conjunction with the audit of Momentum Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Momentum Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Momentum Capital Markets, LLC's auditor since 2020.
Walnut Creek, California
February 18, 2021

MOMENTUM CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	127,307
Accounts receivable		10,000
Due from member		1,787,500
Prepaid expenses		162
Total assets	$	1,924,969

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	8,685
Total liabilities		8,685
Member's equity		1,916,284
Total liabilities and member's equity	$	1,924,969

The accompanying notes are an integral part of these financial statements.

MOMENTUM CAPITAL MARKETS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE	
Investment banking fees	$ 1,912,500
Interest income	9
Total revenue	1,912,509
EXPENSES	
Professional fees	22,525
Regulatory fees	4,700
Other operating expenses	2,416
Total expenses	29,641
Net income	$ 1,882,868

The accompanying notes are an integral part of these financial statements.

MOMENTUM CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Member's equity, as of January 1, 2020	$	33,416
Net income		1,882,868
Member's equity, as of December 31, 2020	$	1,916,284

The accompanying notes are an integral part of these financial statements.

MOMENTUM CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,882,868
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(10,000)
Due from member	(1,787,500)
Prepaid expenses	(162)
Increase (decrease) in:	
Accounts payable	(400)
Accrued expenses	8,685
Net cash provided by operating activities	93,491
Net increase in cash	93,491
Cash and cash equivalents, beginning of year	33,816
Cash and cash equivalents, end of year	$ 127,307

SUPPLEMENTAL CASH DISCLOSURES	
Franchise fees paid	$ 800
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

1. The Company

Momentum Capital Markets, LLC (the "Company") was organized as a California limited liability company in January 2016. The Company is located in San Francisco, California and is owned by its sole member, Momentum Cybersecurity Group, LLC ("Member"). As a limited liability company, the liability of Member is limited to the value of the membership interest. As of January 22, 2020, the Company is a securities broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services for strategic transactions in the technology industry with an emphasis on the cybersecurity industry.

2. Significant Accounting Policies

Basis of Presentation
The accompanying accrual basis financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. There are no cash equivalents at December 31, 2020.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2020.

5. Revenue from Contracts with Customers *(continued)*

Contract Balances (continued)
Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from a contract with a customer totaled $0 and $10,000 as of January 1, 2020 and December 31, 2020, respectively.

Contract Costs
Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs as of December 31, 2020. Direct and indirect costs associated with investment banking engagements are incurred by the Member.

6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2020, 93% of investment banking fees were earned by one client. As of December 31, 2020, 100% of accounts receivable was due from one client.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $118,622 which was $113,622 in excess of its required capital.

8. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

9. Subsequent Events

The Company's management has evaluated subsequent events through the date on which the financial statements were issued and has determined there were no material subsequent events to disclose.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

MOMENTUM CAPITAL MARKETS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")

AS OF DECEMBER 31, 2020

NET CAPITAL		
Total member's equity		$ 1,916,284
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 10,000	
Due from member	1,787,500	
Prepaid expenses	162	
Total deductions and/or charges		1,797,662
Net capital		$ 118,622
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of 6 2/3% of aggregate indebtedness of $8,685 or $5,000, whichever is greater		5,000
Excess of net capital over minimum requirement		$ 113,622
Aggregate indebtedness		
Accrued expenses		$ 8,685
Total aggregate indebtedness		$ 8,685
Percent of aggregate indebtedness to net capital		7.32%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

AS OF DECEMBER 31, 2020

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2020	$ 93,603
Decrease in member's equity	(12,481)
Decrease in non-allowable assets	37,500
Net Capital Per Above Computation	$ 118,622

MOMENTUM CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQURIEMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2020

The Company engages in the private placements of securities and mergers and acquisitions advisory services. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirements of this Rule.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Momentum Capital Markets, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Momentum Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Momentum Capital Markets, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Momentum Capital Markets, LLC's claim to limiting its business activities to (1) mergers and acquisitions; (2) private placements, and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2021

Momentum CYBER
Momentum Capital Markets LLC
101 Second Street | Suite 1275
San Francisco, California 94105

Re: SEA Rule 15c3-3 Exemption Report

Momentum Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placements of securities; (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Momentum Capital Markets, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Michael Tedesco
809C62C437ED4E2...

Michael J. Tedesco
Managing Partner & CCO

February 23, 2021

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Momentum Capital Markets, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Momentum Capital Markets, LLC and the SIPC, solely to assist you and SIPC in evaluating Momentum Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Momentum Capital Markets, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Momentum Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Momentum Capital Markets, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Momentum Capital Markets, LLC
101 2nd Street, Suite 1275
San Francisco, CA 94105

SEC File #: 8-70322

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Tedesco

WORKING COPY

2. A. General Assessment (item 2e from page 2) $2,869

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $2,869

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Momentum Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

DocuSigned by: Michael Tedesco
(Authorized Signature)

Dated the 25 day of February, 20 21.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/20
and ending 12/31/20

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,912,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest (Deductions in excess of $100,000 require documentation)	9
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$1,912,509
2e. General Assessment @ .0015	$2,869

(to page 1, line 2.A.)